Darin Smith Lead Director and Associate General Counsel (319) 573-2676

1290 Avenue of the Americas New York, NY 10104
LAW DEPARTMENT

October 10, 2017

VIA EDGAR

Elisabeth Bentzinger, Esq.

United States Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

Mail Stop 8629

Washington, DC 20549-8629

Re:	AXA Equitable Life Insurance Company

    Post-Effective Amendment No. 1 to Registration Statement on Form S-3

    File No. 333-216083

    Separate Account No. 49 of AXA Equitable Life Insurance Company

    Post-Effective Amendment No. 2 to Registration Statement on Form N-4

    File Nos. 333-216084; 811-07659

Dear Ms. Bentzinger:

The purpose of this letter is to provide a response to the comments you provided with respect to the above-referenced filings for AXA Equitable Life Insurance Company (the “Company”). For your convenience, I have included those comments below, and followed each comment with the Company’s response.

1.	Please incorporate the prospectus and SAI into the Registration Statements as appropriate.

Response: The prospectus and SAI will be incorporated in the 485(b) filing.

2.	Please revise the unit value calculations in the SAI. See SAI Supplement.

Response: The disclosure has been revised as requested.

3.	In the bold type on the cover of the prospectus please clarify that neither the account value death benefit nor the return of premium death benefit may be increased in contributions are restricted.

Response: The disclosure has been revised as requested. See paragraph 2.

4.	In paragraph 2, please
(a)	Consider deleting “if elected” from the key terms.
(b)	Specify “return of premium death benefit charge” instead of “other fees and charges” if that is the only charge.

Response: The disclosure for (a) has been revised as requested. See paragraph 3. The term “cash value” has been deleted from the supplement. See paragraph 3.

5.	In paragraph 3, please:

(a)	Include bullets for both the return of premium and account value death benefits.
(b)	Disclose there is an additional charge for the return of premium death benefit.
(c)	Disclose there is no additional charge for the account value death benefit.
(d)	Disclose what the return of premium death benefit amount equals.
(e)	Disclose that if the return of premium death benefit is elected, the death benefit payable will be the greater of the return of premium amount or the account value.

Response: The disclosure has been revised as requested. See paragraph 4.

6.	In paragraph 4, please:
(a)	Delete the first two sentences of the * footnote.
(b)	Add “on the Segment Maturity Date” to the end of footnote 9.

Response: The disclosure has been revised as requested. See paragraph 5.

7.	In paragraph 5, please delete the second sentence.

Response: The disclosure has been revised as requested. See paragraph 6.

8.	In paragraph 6, please:
(a)	State that in the examples all amounts are invested in the variable investment options and are not invested in Segments.
(b)	Clarify that the return of premium death benefit was not elected.

Response: The disclosure has been revised as requested. See paragraph 7.

9.	In paragraph 7, please
(a)	In the third bullet, please specify which transaction could cause termination of the benefit.
(b)	In the fourth bullet, please change “greater than dollar-for-dollar” to “by possibly more than the amount withdrawn”. Please note this is a global comment.

Response: The disclosure has been revised as requested. See, e.g., paragraph 8.

10.	In paragraph 8, please clarify if rollover and direct transfer contributions for traditional IRA and Roth contracts continue through age 75 or 85.

Response: The disclosure has been revised as requested. See paragraph 9.

11.	In paragraph 9, if true please specify that both Standard Segments and Annual Lock Segments calculate Segment Rate of Return as set forth herein.

Response: The disclosure has been revised as requested. See paragraph 10.

12.	In paragraph 11, please also provide a balanced example.

Response: The disclosure has been revised as requested. See paragraph 12.

13.	In paragraph 12, please:
(a)	Do not condense the Annual Lock step-by-step example.
(b)	Consider deleting all the examples except the final example and adding thereto an explanation of how to calculate the total yield for the Annual Lock Segments.

Response: The disclosure has been revised as requested. See paragraph 13.

14.	In paragraph 13, please:
(a)	Disclose in the first sentence that there is an additional charge.
(b)	Disclose that the benefit cannot be voluntarily terminated.
(c)	Disclose that if the return of premium is elected that the death benefit payable is the greater of the return of premium amount or the account value.
(d)	Add “if die before annuitization” to the third paragraph of this section.
(e)	Add “of” to the 2nd bullet.
(f)	Revise the disclosure to state that the death benefit is not payable instead of saying that amounts under the contract will be payable.
(g)	Clarify that all reference lives must be under age 76.
(h)	Add disclosure that no contributions are allowed after age 75.
(i)	Replace “annuity account value” with “account value”.
(j)	Add disclosure that a pro rata portion of the benefit charge is deducted in certain instances.
(k)	Revise dollar-for-dollar as noted earlier in the global comment.
(l)	Add “(including any withdrawal charges)” after $12,000 in the example.
(m)	Bold the second to last sentence in the “Divorce” section.

Response: The disclosure has been revised as requested. See paragraph 22.

15.	In paragraph 15, consider deleting the parenthetical.

Response: The Company would prefer to keep this parenthetical.

16.	Please move the disclosure in paragraph 18 to paragraph 17.

Response: The disclosure has been revised as requested. See paragraph 16.

17.	Please disclose on page 39 of the prospectus that if the contract is surrendered to receive the cash value a pro rata portion of the benefit charge will be deducted.

Response: The disclosure has been revised as requested. See paragraph 17.

18.	Please delete “if elected” from paragraph 19.

Response: The disclosure has been revised as requested. See paragraph 18.

19.	Please disclose on page 40 of the prospectus that if the contract is annuitized a pro rata portion of the benefit charge will be deducted.

Response: The disclosure has been revised as requested. See paragraph 19.

20.	Please disclose on page 42 of the prospectus:
(a)	The benefit charge is a charge that AXA deducts.
(b)	There is a pro rata charge deducted upon withdrawal, annuitization, etc….

Response: The disclosure has been revised as requested. See paragraph 20.

21.	In paragraph 20, please
(a)	Briefly describe what is provided for the benefit charge.
(b)	Delete “current” from the bullets.
(c)	Clarify which values are being referred to in the disclosure.

Response: The disclosure has been revised as requested. See paragraph 21.

22.	In the prospectus, add the scenario re waiver of the fees where the EQ Money Market return is positive but not greater than the total separate account expenses.

Response: The disclosure has been revised as requested. See paragraph 21.

23.	In paragraph 21, please:
(a)	Specify when the account value is determined if the Return of Premium Death Benefit was elected.
(b)	Add that the death occurred before annuitization.
(c)	Clarify how you can have a reference life who is not an owner.
(d)	Provide cross references when mention discussed above.
(e)	Clarify what BCO and the 5-year rule mean.

Response: The disclosure has been revised as requested. See paragraph 23.

24.	In paragraph 23, if true, clarify that the continuing spouse becomes the reference life.

Response: The disclosure has been revised as requested. See paragraph 25.

25.	In the condensed financial information appendix, please also refer to the benefit charge.

Response: The disclosure has been revised as requested. See paragraph 29.

26.	Please clarify supplementally that there are no other subaccounts in the separate account with these funds at 1.35%.

Response: There are none. With respect to the EQ/Money Market variable investment option, there are no such subaccounts which also invest in the EQ/Money Market portfolio and some or all the daily asset charge is waived on certain days on a non-guaranteed basis.

27.	Please incorporate any 10-Q or 8-K filings as appropriate.

Response: The disclosure has been revised as requested. See paragraph 28

I trust that the responses provided in this letter address your comments adequately. If you have any questions regarding these responses, please contact the undersigned at 319-573-2676. Thank you very much for your assistance with this filing.

Best regards,

/s/ Darin Smith
Darin Smith

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